Bridgewater Place • Post Office Box 352

Grand Rapids, Michigan 49501-0352

Telephone 616 / 336-6000 • Fax 616 / 336-7000 • www.varnumlaw.com

Michael G. Wooldridge	Direct: 616 / 336-6903
mgwooldridge@varnumlaw.com

July 28, 2017

Filed Via Edgar

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

Office of Manufacturing and Construction

Securities and Exchange Commission

Washington, D.C. 20549

Re:      Universal Forest Products, Inc.

Form 10-K

Filed March 1, 2017

File No. 00-22684

Dear Ms. Rocha:

On behalf of Universal Forest Products, Inc., a Michigan corporation (the "Company"), we are responding to your letter dated July 18, 2017, with respect to the above-referenced filing.  The comments from your July 18, 2017, letter are set forth in bold font below and are followed by the Company's response; references to such terms as "we" and "s" refer to the Company, consistent with the manner of the Company's style of disclosure included in its public filings.

Form 10-K for the year ended December 31, 2016

Exhibit 13

Management’s Discussion and Analysis, page 3

Segment Reporting, page 10

1)   We note from page 12 the sales allowance for the West segment increased 22% during 2016 compared to 3% during 2015.  We also note from page 13 that All Other recorded income or improvements in the sales allowance for both fiscal years ended 2016 and 2015.  Please tell us the reason(s) for these significant changes in your allowance and revise your disclosures accordingly.

Grand Rapids • Detroit • Novi • Kalamazoo • Grand Haven • Lansing • Ann Arbor • Hastings

Ms. Melissa N. Rocha

July 28, 2017

We believe the changes in sales allowances to be immaterial to the financial statements.

As it relates to our West segment, the 22% increase consists of $1.1 million in sales allowances and $1.8 million related to increases in customer rebates which correlates with our retail sales growth.  In future filings, we will disclose any material component changes within the sales allowance line item.

Sales allowances in the All Other consolidated segment are comprised of sales allowances provided to our customers and external revenue generated from our captive insurance company as follows:

	December 31	December 26	December 27
	2016	2015	2014
Captive Insurance External Revenue	$7,128	$5,387	$-
Sales Allowances	(5,947)	(4,081)	(2,493)
Total Sales Adjustments	$1,181	$1,306	$(2,493)

As you can see from the table above, the change in the total is due to the growth of our captive insurance external revenue.  In future filings, we will revise the sales allowance line item to “Sales Allowances & Other” and will disclose any material component changes within that line item.  Please note description change in our first quarter 10Q.

2)   On pages 13 and 37 you describe idX as “a designer, manufacturer and installer of highly customized in-store environments that are used in a range of end markets.”  For each of the acquisitions included in the table on page 37, you have not included disclosure about the primary reasons for the business combinations.  In this regard it is unclear how specifically the acquisition of idX complements your core business and the synergies generated from this acquisition.  Please revise disclosure to ensure you have provided all of the required disclosures in ASC 805-10-50-2.

We believe that the business combinations individually and in the aggregate are immaterial to the financial statements.

In future filings, we will disclose the following additional information regarding the primary reasons for each business combination.

A)	The Ubeeco Group Pty. Ltd. – The acquisition of UBEECO fits our strategic objective of becoming a global provider of packaging solutions.

B)

idX Holdings, Inc. – The acquisition of idX enables us to enhance our design, product and service offering to become a tier 1 supplier to retail customers, and continue to use idX’s capabilities to continue to develop new markets for growth such as quick serve restaurants, consumer products retail, and convenience stores.  Our goal is to achieve synergies, including:

Ms. Melissa N. Rocha

July 28, 2017

a.	Eliminating redundant administrative support costs such as accounting, human resources, and information technology.

b.	Using the scale advantage of the Company to reduce material cost of common raw materials.

c.	We believe some of our existing locations will have growth opportunities as a supplier to idX.

d.	Utilizing idX’s international footprint to identify sourcing opportunities for certain products.

e.	Opportunities to cross sell one another’s products and services with our respective customers.

f.	Collaborating on new product development.

C)	Seven D Truss L.P. – The acquisition of 7D gave us the opportunity to consolidate operations with our Gordon, Pennsylvania location.

D)	Idaho Western Inc. – The acquisition of IWI allowed us to expand our presence in Boise, Idaho and consolidate with our Rapid Wood operations.

E)	Packnet Ltd – The acquisition of Packnet enabled us to expand our value-added product offering of packaging products.

F)	Capital Components & Millwork, Inc. – The acquisition of CCM enabled us to expand our product offering to construction customers in this region.

G)	Rapid Wood Mfg., LLC – The acquisition of Rapid Wood gave us a presence in the Boise, Idaho region and allowed us to serve customers in this region more cost effectively.

Attached to this letter is the Company's signed Acknowledgement to the above statements.

We hope that we have sufficiently responded to your comments.  If you have additional questions or comments, please contact me directly.

Very truly yours,

VARNUM

Michael G. Wooldridge

MGW/mbh

cc:Mr. Michael Cole, Chief Financial Officer

Ms. Melissa N. Rocha

July 28, 2017

ACKNOWLEDGMENT

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

SEC Staff comments or changes to disclosure in response to SEC Staff comments in the Company's filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Company's filings; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

July 28, 2017	/s/ Michael Cole
Michael Cole, Chief Financial Officer,
Universal Forest Products, Inc.